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Exhibit 28(a)




                                                           PRESS
                                                           RELEASE


                                                           CONTACT: Terry Baxter
                                                           603-640-2229


                            FUND AMERICAN TO ACQUIRE
                                  FOLKSAMERICA

HANOVER, New Hampshire, July 15, 1998 - The current owners of Folksamerica Holding Company, Inc., parent of New York City based Folksamerica Reinsurance Company, announced today that they have agreed to sell their interest in Folksamerica to Fund American Enterprises Holdings, Inc.

Prior to the transaction, Fund American, through its operating subsidiary White Mountains Holdings, had owned 50% of Folksamerica. The other 50% was owned by Folksam Mutual General Insurance Company, of Sweden (21%); Wiener Staeditsche Allegmeine Versicherung AG, of Austria (13%); P&V Assurance S.C., of Belgium (11%); and Samvirke Skadeforsikring AS, of Norway (5%). After the closing, expected to be August 15, 1998, Fund American will own 100% of Folksamerica.

Anders Henriksson of Folksam, who has served as Chairman of Folksamerica, said, "We are proud to have been a founding shareholder of this fine company since 1980. We are pleased to have Fund American and Folksamerica carry on our traditions." Folksamerica CEO Steve Fass said, "Being part of the Fund American and White Mountains family of companies gives us the kind of financial backing that every reinsurer wishes they had. We are delighted." Tom Kemp, President and CEO of Fund American said, "We appreciate the two decades Folksam and their European collegues have nurtured Folkamerica. The managers they have assembled at Folksamerica, Steve Fass and the rest of his team, are among the best in the business."

Folksamerica is a broker market multiline reinsurer with approximately $270 million in premium for 1998. At March 31, 1998, Folksamerica had statutory surplus of $296 million. After this transaction, Fund American will have most of its $1.1 billion of investments deployed in property/ casualty insurance and related businesses.

                    Fund American Enterprises Holdings, Inc.
                              80 South Main Street
                             Hanover, New Hampshire
                                 (603)-640-2229
                              (603) 643-4562 (FAX)

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Fund American is a financial services holding company located in Hanover, New
Hampshire. In addition to Folksamerica, its principal affiliates are: Financial Security Assurance (FSA) of New York City; Main Street America, Keene, New Hampshire; The Valley Group, Albany, Oregon; The Charter Group, Dallas, Texas; White Mountains Insurance Company, Manchester, New Hampshire; Source One Mortgage Services Corporation, Farmington Hills, Michigan; and ML (Bermuda), parent of The Murray Lawrence Group, a major Lloyds of London underwriter and syndicate manager. Fund American is listed on the New York Stock Exchange under the symbol FFC.